UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on February 07th, 2012, at 10:00 a.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda:

(i) TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2011, for officers, managerial employees and others employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 21st, 2011; and

(ii) TO APPROVE the proposal for amendment of the Company’s Bylaws, as per to Resolution #3.921, dated November 25th, 2010, of the Brazilian National Monetary Council, that provides the institution of the Compensation Committee, pursuant to the proposal approved by the Board of Executive Officers and the Board of Directors, at the meetings held on January 4th, and 05th, 2012, respectively.

General Instructions:

1. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company’s shareholder is represented by an attorney, the Company’s shareholders shall deposit at the Company´s main place of business (with its address indicated below), at least seventy two (72) hours before the ESM, the power of attorney duly granted as required by the Law; and

2. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo/SP, 9th floor – Corporate Legal Department, where they may be consulted in business days, from 10:00 a.m. to 4:00 p.m., as well as on the Company’s websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP as well as on its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275, São Paulo/SP, as well as on its website (www.bmfbovespa.com.br).

São Paulo, January 6th, 2012.

Celso Clemente Giacometti

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 06, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer